UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice of the Future Business or Management Plans (Fair Disclosure)

ø The following is a future plan, which may be subject to change.
1. Future Business Plans		Focus on new growth business such as LiB materials to promote balanced growth of POSCO Group
2. Details of plan and activity schedule	Purpose	In order to provide explanation on POSCO Group’s LiB materials business
Details of plan

☐  Mid-term Revenue Target for LiB Materials Business

- KRW 20 trillion in 2026, KRW 41 trillion in 2030 (Based on aggregated basis, excluding stake investment in mines)

☐  Production Capacity Expansion Plans for major LiB Materials (in thousand tons )

- Cathode materials : 425 thousand tons in 2026, 605 thousand tons in 2030

- Anode Materials : 178 thousand tons in 2026, 322 thousand tons in 2030

- Lithium : 130 thousand tons in 2026, 300 thousand tons in 2030

- Nickel : 155 thousand tons in 2026, 220 thousand tons in 2030

* Nickel production plan includes secured volume by joint-developing precursor with nickel companies

☐  Strategy for LiB Materials Business

- Cathode materials : Upgrade product by high-Ni NCM and newly enter the NCA, LFP market

- Anode Materials : Globally expand to secure artificial graphite and start building silicon anode materials business

- Lithium : Expand ore production by securing additional spodumene and increase capacity from existing salt lake, and acquire new salt lake

- Nickel : Increase investment on low carbon nickel and secure nickel in line with JV on precursor

	Proposed schedule	Start date	-
		End date	December 31, 2030
	Expected investment amount (KRW)	Expect to invest KRW 25 trillion by 2030 (on consolidated basis)
	Expected results	- Create irreplaceable value as green materials based company - Achieve growth as a LiB materials producer by building the full value chain of the business and creating vertical synergy
3. Potential difficulties in implementation		-
4. Date of board resolution (decision date)		July 5, 2022
5. Details of information released	Information providers	POSCO HOLDINGS IR Team
	Information recipients	Institutional investors and securities analyst
	Date & time of information released	July 5, 2022
	Title and place of event held	2022 LiB Materials Business Value Day (Art Hall, 4F West Wing, POSCO Center)
6. Contact points (Dept. name/tel.)		02-3457-5112
7. Other matters to be factored into investment decisions

1. Above 2. ‘Details of plan and activity schedule’ includes predictive information about the future and may vary depending on changes in the management environment and management plan

2. Above 4. ‘Decision date’ is information provision date

3. For more information, please refer to the attached file or our company website (https://www.posco-inc.com)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: July 6, 2022	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President